UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  ------------

                    Under the Securities Exchange Act of 1934
                          (Amendment No.            )*
                                         -----------

                           Branson Jewelry (USA), Inc.
                           ---------------------------
                                (Name of Issuer)

                            ORDINARY (COMMON) SHARES
                            ------------------------
                         (Title of Class of Securities)

                                   105435 10 1
                                   -----------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)


1. Names of Reporting Persons: Kevan Donald Attwood beneficial owner of Uplands Trading Corporation (a Nevis Corporation.)
     I.R.S. Identification Nos. of above persons (entities only). No I.R.S. Identification No. - N/A

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)  X

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3.   SEC Use Only

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4.   Citizenship or Place of Organization - Canadian Citizen; Nevis Corporation

Number of           5.   Sole Voting Power - 10,000,000.
Shares
Beneficially        6.   Shared Voting Power - None.
Owned by
Each Reporting      7.   Sole Dispositive Power - 10,000,000.
Person With:
                    8.   Shared Dispositive Power-None.

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000 (87.82%)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11.  Percent of Class Represented by Amount in Row (9): 87.82%

12.  Type of Reporting Person (See Instructions): IN and HC

Item 1.
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     (a)  Branson Jewelry (USA), Inc.

     (b) 6075 South Eastern Ave Suite 1, Las Vegas, NV 89119 or #451 - 280 Nelson St., Vancouver, BC V6B 2E2.

Item 2.
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     (a) Uplands Trading Corporation (Nevis Corporation) beneficially owned by Donald Kevan Attwood

     (b) Suite 4, Temple Building, Main and Prince William Sts. Charlestown, Nevis WI

     (c)  Corporation Nevis and Individual Canada

     (d)  Common Shares

     (e)  CUSIP Number: N/A


Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or
-------
240.13d-2(b) or (c), check whether the person filing is a:

     (a)[_]Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o).

     (b)[_]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[_]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[_]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e)[_]An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)
(E);

     (f)[_]An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g)[_]A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h)[_]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[_]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[_]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
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Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 10,000,000

     (b)  Percent of class: 87.82%.

     (c)  Number of shares as to which the person has: 10,000,000

          (i)   Sole power to vote or to direct the vote: YES.

          (ii)  Shared power to vote or to direct the vote: No.

          (iii) Sole power to dispose or to direct the disposition of: YES.

          (iv)  Shared power to dispose or to direct the disposition of: No.

Item 5.  Ownership of Five Percent or Less of a Class
-------

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
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Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
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Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
-------

Not Applicable

Item 9.  Notice of Dissolution of Group
-------

Not Applicable.

Item 10.  Certification
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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2005



/s/ Donald Kevan Attwood
---------------------------
Donald Kevan Attwood